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                            February 4, 2022

       Christopher McElvany
       Chief Executive Officer
       Lucy Scientific Discovery, Inc.
       301-1321 Blanshard Street
       Victoria, British Columbia V8W 0B6 Canada

                                                        Re: Lucy Scientific
Discovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-262296

       Dear Mr. McElvany:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Registration Statement on Form S-1 filed January 21, 2022

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1. Please revise the Overview to disclose that your business plan
depends on the occurrence of regulatory changes for psychotropics-
                                                        based medicines market,
that Health Canada has not approved psilocybin, psilocin, N,N-
                                                        DMT, mescaline, MDMA,
LSD, and 2C-B as a drug for any indication and it is illegal to possess without a
prescription, and that in the United States the products you intend to produce are Schedule I
Controlled Substances under the CSA and that you would be
                                                        dependent on the FDA
rescheduling. Please also discuss the consequences if the FDA does not reschedule and
the possibility that you may be subject to quotas.
 Christopher McElvany
Lucy Scientific Discovery, Inc.
February 4, 2022
Page 2
2. Please remove statements indicating or implying that psychedelic drugs are effective, including, but not limited to the following:
             "Recent research involving the testing of psychedelics and psychotropics has resulted in a promising clinical trial outcomes with respect to a variety of conditions and disorders. Many of these trials are targeting direct replacements for current pharmaceuticals, some of which are considered substandard and ineffective."
             "We believe these efforts are largely fueled by a number of factors including:"
             "the efficacy of psychotropic treatment therapies on various mental health and addiction disorders relative to traditional treatment options;"
and
             "promising clinical outcomes and increasing public support spurring global regulatory change."
         Conclusions related to efficacy are within the sole authority of the FDA or equivalent foreign regulator. Until such regulator has approved a psychedelic drugs for the treatment of any disorders, it is not appropriate to indicate that the clinical trials are promising. In an appropriate location in your document, you may provide examples of ongoing studies of psychedelic drugs with the objective data from such trials without drawing the conclusion that such trials are successful or promising. Additionally, it is inappropriate to draw direct comparisons to products that are approved to treat certain indications. You may provide objective results from trials comparing products in clinical trials to approved products if head to head trials were conducted. Such disclosures should indicate the parties conducting such trials, the relevant indications and protocols.
Risk Factors
Our business could expose us to potential product liability and other liability risks, page 28

3. We note your response to prior comment 6 and your revised disclosure that you may not be able to qualify for product liability insurance "due to the early stage of development of the psychedelics industry." Please clarify why the early stage development of the psychedelics industry would cause you not to be able to qualify for product liability insurance. To the extent that your inability to qualify for product liability insurance is based on the controlled substance status of your products in Canada, the United States and most other jurisdictions, please make this clear.
Market and Industry Data, page 62

4.     We note your response to prior comment 7 and reissue. Your statement cautioning
       investors not to give undue weight to estimates and projections and your statement that you have not independently verified the accuracy or completeness of the data contained in
FirstName LastNameChristopher McElvany
       industry publications and reports imply a disclaimer of responsibility for this information
Comapany
       in theNameLucy    Scientific
              registration          Discovery,
                           statement.          Inc. revise this section to
remove such implication
                                       Please either
       or 4,
February  specifically
             2022 Pagestate
                         2 that you are liable for all information in the
registration statement.
FirstName LastName
 Christopher McElvany
FirstName LastNameChristopher
Lucy Scientific Discovery, Inc. McElvany
Comapany4,NameLucy
February    2022      Scientific Discovery, Inc.
February
Page 3 4, 2022 Page 3
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

5. We reference the disclosure on page 73 that you expect to continue to incur significant research and development expenses over the next several years. Considering this, please revise to disclose why you did not record any research and development expense for the year ended June 30, 2021, or the three months ended September 30, 2021. In addition, revise to include a discussion about the nature of selling, general and administrative expense incurred during the periods presented with a discussion of the reasons for any material fluctuations from the prior period.
Consolidated Financial Statements for the Years Ended June 30, 2021 and 2020
Note 2. Restatement, page F-8

6. Revise to include all of the disclosures required by ASC 250-10-50-7, including effect of the error corrections on each financial statement line item.
Note 10. Stockholder's Equity
Share Capital, page F-17

7. Reference the disclosure that on December 1, 2021 you authorized an 18:1 reverse stock split of its issued and outstanding Class B common stock. Please revise to disclose that you retroactively restated all share and per share information. Stock Options , page F-19

8. Refer to prior comment 13. Please revise to disclose the total compensation cost related to nonvested awards not yet recognized as of the latest balance sheet date presented and the weighted-average period over which it is expected to be recognized as required by ASC
         718-10-50-2(i). Also, since your stock is not actively traded, revise to disclose how you determined the value of the underlying common stock as an input to the Black Scholes option pricing model.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Christopher McElvany
Lucy Scientific Discovery, Inc.
February 4, 2022
Page 4

        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameChristopher McElvany
                                                         Division of
Corporation Finance
Comapany NameLucy Scientific Discovery, Inc.
                                                         Office of Life
Sciences
February 4, 2022 Page 4
cc:       Andrew Hulsh, Esq.
FirstName LastName